INVEST IN **MESH COMMUNITIES INC**

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Create content. Build community. Get paid.



meshcommunities.us Los Angeles CA

Technology | Main Street | Software | Marketplace | Female Founder

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LEAD INVESTOR



Tristen J. Winger Actor

I said yes to Mesh because I believe in people, not corporations, owning their community. Whether it's a neighborhood or a virtual meeting place we should be able to gather in a safe space influenced and supported by its community. The current social media model exploits community users with advertisers purchasing our attention via clicks and impressions. Those ads generate hundreds of billions of dollars with a small percentage of the revenue (about 2%) going to creators and communities. Jess and the team at Mesh Communities are shifting this imbalance by embracing community ownership. Mesh community creators decide which ads show up next to their content, empowering them to support businesses that share their values, and keep 60% of ad revenue. Mesh takes a radically new approach to digital world building that benefits everyone from brands to people while keeping us safe too. The digital world is polluted with misinformation and hate speech that social platforms benefit from. We've seen the results. No one should be profiting from fear and violence. With curated content, ethical advertising and human moderation, Mesh prioritizes trust and safety. I spend a good amount of time everyday on the internet from email to message boards and whether I'm reading an entertainment article or watching cats argue via a funny voiceover video, I don't want to have to think about receiving false information and, potentially, my safety. Mesh has built a community where members can create and share content while earning money ethically. A digital world I hope to see mimicked IRL.

Invested $1,000 this round

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Ethical business model that provides ownership to people, creators, communities, and brands.
2. Incentivizes trust and safety to reduce hate, violence, and disinformation.
3. Founder/CRO negotiated first upfront ad deal with Facebook for a Fortune 50 brand.
4. Digital advertising market expected to grow to $626 Billion by 2026.
5. COO is the former VP of Engineering at Agile and helped take them from startup to IPO.
6. Actually diverse: woman and Black founded with diverse team of operators and stakeholders.
7. Right time: people are desperate for an alternative after the events of the last few months.

Our Team



Jess Wise Founder & Chief Executive Officer

Expert connector, film producer, marketing consultant.

> The role of social media in spreading disinformation and hate leads to real world violence, including an attack on the US Capitol. The root of this problem isn't bad actors; it's the structure and incentives of the platform. By changing the model, we can reduce disinformation and hate, close the wealth gap, and support ethical journalism.

Cliff Atkinson Founder & Chief Revenue Officer



Cliff Atkinson Founder & Chief Revenue Officer

SVP Executive Director Digital Media @ RPA. 20+ years in advertising: Saatchi & Saatchi, Deutsch N.Y. and L.A, Grey NY.



Dorothy Wise Chief Operating Officer

Employee #16 & Executive VP Development at Agile Software, where she helped the company to an IPO. Formerly Borland & Novell.



Kevin Samy Head of Policy

Former Obama advisor, Sr Roles at the Pentagon, EPA, White House. Comms at Riot Games, Disney. Forbes 30 under 30



Diandra Bremond Outreach & Education

Lifelong community organizer and activist. Brotherhood Crusade, Chairperson Cannabis Appeals Control Panel, Board Equality California, and adjunct lecturer at USC.



Caldwell Clarke Chief of Staff

Former founder in the gaming community space with 5 years experience across sales, operations, engineering, and web development.



Nevelle Wright Advisor

15+ years in sales and media. Currently Lead Client Partner at Vice. Formerly TuneIn, Shazam and Bleacher Report.



Ot Bremond

Pitch



Mesh Communities Inc. is a public benefit corporation proudly based in Los Angeles.



data.
privacy.
safety.
It's your community. Own it.
content.
relationships.
trust.























Current Social Model

People Are Fed Up

Harmful Algorithms

Increase engagement.

Invasion of Privacy

Track us on and off app.

Hate for Profit

Increase ad revenue.

Market

Who's getting rich?

Twitter

$3.2B in ads

Pinterest

$1.4B in ads

Facebook
(& Instagram)

$86B in ads

76% of FB ad revenue comes from small businesses.

Who's NOT getting rich.

330,000,000	459,000,000	2,790,000,000
Twitter users	Pinterest users	Facebook/Instagram users

Summary

Introducing Mesh

A social media platform that gives power to communities by reimagining the business model of digital advertising.

mesh
Recent highlights
My communities
Urban Jungle
Sneakerheads of Mesh

Solution

A New Kind of Social

People

Transparency

Creators

Ownership

Brands

Ethical Advertising

Built on a foundation of trust and safety.

App

Urban Jungle
plants.
decor.
design.
Urban Jungle

It's Your Community

Connect	Monetize
Photos	Ads
Videos	Member dues
Chat	Contributions



Subgroups

Moderate

Set a code of conduct.

Create a member application.

Moderate with a robust suite of tools.

 **How It Works**

Community Driven Ad Model

Brand partnerships

Our model is built on direct relationships between brands and the content they fund.

Creator approval

Creators approve brands to advertise to their community based on shared values.

Community sponsorship

$$

Brands invest directly in the creators and communities trusted by their consumers.

 **Sponsors**



 **How Mesh Makes Money**

Business Model

Subscriptions

$20/mo

per community for premium features*

Service Fees

5%

when money changes hands in a community**

Ad Fees

40%

communities keep 60%

*free communities have basic features. Paid communities participate in the Ad Marketplace.
**represents an average fee.

Competition



Social

Ability to discover and engage with new content, creators, and communities.

Ownership

Creators monetize from

Ads / Sponsors
Subscriptions
Donations

Trust & Safety

Strong moderation
Incentives to reduce harmful content
Platform enforcement

Timeline



Q3	Q4	Q1 2021	Q2	Q3
$500,000	Beta	$1,000,000	Ads	$5,000,000
pre-seed	launch	seed	first revenue	seed
✔	✔			

*These are forward-looking projections and are not guaranteed.

● Team

Founders



Jess Zakira Wise
Chief Executive Officer

Jess is the visionary behind Mesh. She has an uncanny talent to meet and corral the brightest and most motivated from across a breadth of industries and cultures — and piecing together Mesh's all-star team is a testament to that. She has worked as a an independent film producer, community builder, small business marketing consultant, and progressive activist. She advocates for the next generation social media platform to promote equity, impact, and corporate responsibility.



Cliff Atkinson
Chief Revenue Officer

Cliff has decided where billions of dollars have been spent on digital platforms over his 20+ year career as a digital advertising executive. He negotiated one of the first upfront advertising deals with Facebook for a Fortune 50 company. His account experience includes Toyota, Procter & Gamble, Coors Light, United Healthcare, Sony Consumer Electronics, and Starwood Hotels, and he has done business with all of the major social platforms of the past decade.

● Team

Community
we understand people


Jess Zakira Wise
Founder & CEO


Kevin Samy // Policy Advisor
Former Obama advisor, Sr Roles at the Pentagon, EPA, White House. Comms at Riot Games, Disney. Forbes 30 under 30.


Dr. Diandra Bremond // Outreach
Youth educator Brotherhood Crusade, board member Equality California, Chairperson Cannabis Control Appeals Panel, adjunct professor at USC.


Felicia Carbajal // Impact Advisor
Founder Social Impact Center, Latinx & LGBTQ+ activist. *The Advocate* 40 under 40.

Brands
we understand advertising


Cliff Atkinson
Founder & CRO


Nevelle Wright // Advisor
15+ years in sales and media. Currently Lead Client Partner at Vice. Formerly TuneIn, Shazam and Bleacher Report.

Technology
we can build it


Dorothy O. Wise // COO / CFO
20+ years in tech. Exec VP Dev at Agile Software, Novell, Borland.


Caldwell Clarke // C of S
5+ years experience across sales, operations, engineering, and web development.

Ideaware / Engineering Team

● References

Don't Take Our Word For It

Why Facebook Can't Fix Itself	The New Yorker
The Social Dilemma	Netflix / Center for Humane Technology
"Mark Changed The Rules": How Facebook Went Easy On Alex Jones And Other Right-Wing Figures	Buzzfeed News
Facebook Employee Warned It Used "Deeply Wrong" Ad Metrics to Boost Revenue	The Verge
The Internet Needs a New Architecture that Puts Users First	Wired
Social Media Giants Support Racial Justice. Their Products Undermine It.	New York Times
Facebook Groups Are Destroying America	Wired
Weeks After PTSD Settlement, Facebook Moderators Ordered to Spend More Time Viewing Online Child Abuse	The Intercept
Facebook is a Doomsday Machine	The Atlantic
It's Time for Tech Platforms to Stop Tolerating the Intolerable	Fast Company

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Downloads

Mesh Wefunder Deck Final.pdf